

August 27, 2013

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
F9M, Building 5, Zone E, Hanwei International Plaza
Fengmao South Road
Fengtai District, Beijing 100070
The People's Republic of China

> **Re:    SouFun Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 3, 2013**
> **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 61

1.    Please disclose the amount of cash held inside the PRC separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

2.    We note your disclosure that you had, as of December 31, 2012, U.S. dollar-denominated short-term borrowings of US$270.7 million and long-term borrowings of US$80.8 million. Please expand your discussion to explain the reason for incurring that debt and

the use of the proceeds, and analyze how the incurrence of that debt fits into your overall business plan. Refer to FRC 501.13.a. for additional guidance.

3.      We note your disclosure that your short-term borrowings as of December 31, 2012 were repayable on demand. Please address the difficulties involved in repaying your borrowings should a demand be made, if material. In your response, describe the risks and uncertainties involved with liquidating your bank deposits classified as restricted cash.

4.      We note from your disclosure on page 21 that if PBOC instructs certain entities to terminate such overseas loans and domestic loans, you will have to fully repay the overseas loans to other subsidiaries. Please tell us the following:

- The effect such requirement to repay the loans would have on your liquidity in light of restrictions on moving cash in and out of China; and

- Whether all dividends, including the dividends declared in 2011 and 2012 as disclosed on page F-48, would be subject to approval from or challenge by the PBOC. If not, differentiate for us how the dividend distributions made between December 2007 and June 2009 differ from dividends that do not require approval.

Part III

Exhibits, page 93

5.      Please advise why you have not filed any agreements related to the bank borrowings and related bank deposits disclosed in Note 12 to your financial statements. Refer to Instruction 4 as to Exhibits on Form 20-F.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

6.      It is being reported that recent PRC court and arbitral rulings concerning VIEs constitute negative developments regarding the use of VIE arrangements in China. We are referring to the CIETAC arbitral decisions invalidating VIE arrangements in online gaming and the ruling of the Supreme People's Court on the Chinachem Financial Services matter. Please tell us the following:

- How these rulings may impact your business or operations;

- Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations;

- How these developments will affect your disclosures; and

- The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

7. Please tell us more about your organizational structure and basis of presentation. Specifically address the following:

- Please identify for us the individuals of the board of directors and management and legal representatives of the VIEs, WOFEs, and SouFun Holdings Ltd. For each of those identified, tell us their percentage of ownership and beneficial voting interest in each entity. Also, tell us whether there are any relationships among those identified (e.g., contractual, familial, business, or otherwise);

- Please tell us how the management of SouFun Holdings Ltd., the WOFEs and the VIEs are hired, terminated, and compensated;

- Please tell us how and why directors and management can be removed or appointed at each level in your organization. In your response, tell us whether Mr. Mo has the ability to unilaterally remove and appoint directors by virtue of his 72.6% voting power. If the board votes on removal of a board member, tell us whether the board member subject to that vote is entitled to vote;

- Please tell us what matters are required to go to the board for approval and how decisions are approved at the board level;

- We note from the table on page 63 that your board of directors consists of three independent directors and five non-independent directors. Please tell us how board decisions are made should the board be split;

- Please tell us whether there have been any disputes or disagreements between the owners/managers of the VIEs and the owners/managers of your wholly-owned PRC subsidiaries or SouFun Holdings Ltd. If so, describe to us how they were resolved;

- Please describe to us barriers in exercising any of your rights under the contractual agreements; and

- We note the first risk factor on page 13, in which you disclose that Mr. Mo in particular has played an important role in the growth and development of your business.  Please describe to us the importance of Mr. Mo to the operations of the VIEs and SouFun Holdings Ltd.  In addition, explain to us the extent board approval is required for management decisions he makes.

8.      Please tell us how you considered Mr. Mo's voting power of 72.6% of SouFun Holdings Ltd. and 80% ownership of the VIEs in determining whether the contractual agreements with the VIEs are substantive.  In your response, explain how you would enforce the contracts in the event the VIEs breached the contract terms in light of the fact that Mr. Mo has majority voting power in both SouFun Holdings Ltd. and the VIEs.

9.      We note on page F-16 the disclosure regarding a "series of standardized contracts."  Please tell us how the contracts are standardized, or do not characterize them as being standardized.

10.     We note on page F-16 the disclosure that the Company is obligated to absorb all of the PRC Domestic Entities' expected losses.  Please tell us the specific contract provision(s) that give rise to this obligation, and tell us whether the related contracts were filed as exhibits.

11.     We note on page F-17 that the shareholders proxy agreements are effective for 10 years and can be extended at the sole discretion of the WOFEs.  Please tell us your consideration of Article 410 of PRC Contract Law, which allows the principal or the agent to terminate the agency appointment contract at any time.  Specifically, tell us why you do not believe Article 410 renders the shareholders proxy agreements revocable by the shareholders of the VIEs.

12.     We note that you disclose on page F-20 total current and non-current assets and liabilities.  Please expand your disclosure to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFE for accrued service fees.  In addition, disclose how your involvement with the VIEs affects your cash flows.  We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

13.     Paragraph 5A.d of ASC 810-10-50 requires disclosure of qualitative information about the involvement with the VIE.  Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE.  These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

Note 2.  Summary of Significant Accounting Policies

Restricted Cash, page F-25

14.     We note that restricted cash represents cash pledged to financial institutions as collateral for bank loans.  Please tell us and disclose whether the cash is restricted as to withdrawal or usage.

Note 17.  Taxation, page F-50

15.     We note on page F-54 your roll-forward of unrecognized tax benefits.  Please tell us whether there are any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.  Refer to paragraph 15.d of ASC 740-10-50.

Note 21. Commitments and Contingencies

Variable interest entity structure, page F-66

16.     Notwithstanding the comments above, please disclose the potential difficulties in enforcing the VIE agreements as a result of the potential conflicts of interests of Mr. Mo owning the majority of SouFun Holdings Ltd. and the VIEs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse

Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief